EXHIBIT 5.2
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                                OPTION AGREEMENT

         THIS OPTION AGREEMENT (this "Agreement") is entered into this ___ day of June, 2003 by and among Norman G. Wolcott, Jr., individually, and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as Co-Trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995 (collectively, "Common Stock Sellers"), Carter Fortune ("Fortune"), and Fortune Diversified Industries, Inc. ("FDI").

RECITALS

Fortune is the majority shareholder and CEO of FDI.
Contemporaneously with the execution of this Agreement, FDI acquired 100% of the common and preferred shares of Nor-Cote International, Inc. ("Company"). As part of the exchange, FDI issued 12,391,244 shares of FDI's common stock ("FDI Stock") to Common Stock Sellers. Common Stock Sellers, FDI and Fortune desire that the FDI stock have certain put and call rights.
AGREEMENT

         NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Option. Common Stock Sellers shall each have the option to put any or all of the FDI Stock received by them to Fortune and Fortune shall have the option to call any or all of the FDI Stock from each of the Common Stock Sellers, as provided in this Agreement. The put price and the call price shall be the same (the "put/call price") and the put/call price shall be dependent upon Company's cumulative Adjusted EBITDA during the three-year period July l, 2003 to June 30, 2006 (subject to Section 3, "Test Period"). If the Company's cumulative Adjusted EBITDA during the Test Period is at least $4,683,000.00, the put/call price per share shall be $.3365. The put/call price shall, however, be decreased in proportion to the amount by which Company's cumulative Adjusted EBITDA during the Test Period is less than $4,683,000.00. So for example, if Company's cumulative Adjusted EBITDA during the Test Period is $2,341,500.00, the put/call price shall be $.1683 per share. Exercise Period; Additional Option; Legend.
                  (a) Except as extended pursuant to the terms of this Agreement, Common Stock Sellers may only exercise the put option and Fortune may only exercise the call option during the period September 1, 2006 to September 30, 2006. Any closing on a sale of FDI Stock to Fortune shall occur within ninety (90) days of a party's receipt of written notice from the other party requesting exercise of his put or call option. Except as expressly provided below in Section 2(b), all of the FDI Stock received by them shall be retained by each of the Common Stock Sellers until (i) the exercise of the put and call options provided for in this Agreement or (ii) the expiration of the exercise period (including any extensions) for such put and call options without exercise of such put and call options.
                  (b) In addition, Fortune shall have an option to call any or all of the FDI Stock at the call price per share of $.3365 at any time during the three-year period July 1, 2003 to June 30, 2006.
                  (c) The certificates issued by FDI to Common Stock Sellers representing the shares of FDI Stock shall contain a legend stating that such shares are subject to the terms and conditions of this Option Agreement.
Adjusted EBITDA.
         "Adjusted EBITDA" shall be defined as follows: the Company's net income for such period; plus,

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to the extent deducted in determining the Company's net income for such period, the sum of:

interest expense with respect to indebtedness; federal and state income and excise taxes; depreciation, including but not limited to depreciation of physical structures, fixtures, machinery and equipment; and amortization of goodwill, intangible and other assets;

any transaction expense, except to the extent accruals therefor were made on or prior to June 30, 2003, and thus do not represent a charge against Adjusted EBITDA;

any loss on the sale of any facility of the Company, or any portion thereof;

any unreimbursed casualty expense;

any intercompany expenses allocated to the Company by FDI or any of its affiliates (other than the Company), net of any expense abatement by reason of services rendered to the Company by FDI or any such affiliate (excluding, however, any expenses that directly benefit the Company and that do not exceed the cost that would be charged by a third-party vendor);

any increased expenses attributable to FDI's operations or FDI's ownership of the Company over and above the Company's historical norms, net of corresponding efficiencies (excluding, however, any expenses that directly benefit the Company and that do not exceed the cost that would be charged by a third-party vendor);

to the extent any accruals therefor were not made on or prior to June 30, 2003, any expenses associated with payments or benefits payable to or to be provided for Paul Serex pursuant to the Separation Agreement and release dated June ____, 2003; and

any other nonrecurring expense incurred by the Company that the Common Stock Sellers reimburse to the Company within a reasonable time; plus any amount(s) paid by any of Common Stock Sellers by reason of an indemnification or other claim in connection with that certain Stock Exchange Agreement of even date herewith among Common Stock Sellers, Fortune, FDI and First Bankers Trust Company, as Trustee under the Trust Agreement for the Nor-Cote International, Inc. Employee Stock Ownership Plan Trust, provided that the amount so paid is with respect to an item or matter that previously decreased, or but for such payment would have decreased, the Company's Adjusted EBITDA; plus any increases in expenses or decreases in revenues or gains that result from any Operational Change (as hereinafter defined); minus any increases in revenue or gains or decreases in expenses that result from any Operational Change; minus to the extent included in determining the Company's net income for such period, the sum of:

any gain on the sale of any facility of the Company, or any portion thereof; and

any gain resulting from a casualty.

         For purposes of this Agreement, "Operational Change" means a material change made on or after the date of this Agreement in the operational methods or practices employed by the Company from those methods and practices employed by the Company prior to the date of this Agreement,

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         a material change in line of business of the Company or the pursuit, on a start-up basis, of new business opportunities; provided that, in any such case, FDI shall have received a written notice from the Common Stock Sellers, within thirty (30) business days following the date the Common Stock Sellers become aware of such change, stating that the Common Stock Sellers believe that such change represents an Operational Change. FDI shall, at all times following the date of this Agreement, be entitled to exercise complete discretion over the manner in which the Company is operated, including implementing operational methods or practices, pursuing changes in line of business or pursuing new business opportunities that may represent Operational Changes or may be inconsistent with the Company's Business Plan. Fortune and FDI shall cause the books and records of the Company to be maintained in a manner to enable Adjusted EBITDA for the period to be reasonably and consistently determined. Upon the reasonable request of the Common
         Stock Sellers, such books and records shall be made available to the Common Stock Sellers and their attorneys and accountants for inspection and copying upon reasonable notice during normal business hours.

         In the event of a material, extraordinary and nonrecurring event (such as fire, earthquake, storm, flood, explosion, accident, epidemic, act of God, terrorist, or a public enemy) of finite duration ("Extraordinary Event Period") that adversely affects Adjusted EBITDA (not otherwise adjusted), the duration of the time period for calculating Adjusted EBITDA shall be extended for a period of equal duration, with the impact of the Extraordinary Event Period disregarded in the calculation Adjusted EBITDA; provided, however, that if the material, extraordinary and nonrecurring event is external in nature (i.e., not company-specific) the impact of the Extraordinary Event Period will not be disregarded, but will be averaged into the extended period.

         Except as otherwise expressly provided herein or as expressly agreed in writing by the Common Stock Sellers, any amount or calculation to be made in connection with the Adjusted EBITDA shall be determined or made
         (i) in accordance with GAAP in a manner consistent with the accounting principles and methodologies used in preparation of the Company's audited financial statements, and (ii) using the revenue, income and expense recognition policies and practices used by such Company in those financial statements. Calculations to be made in connection with the Adjusted EBITDA shall not reflect any purchase accounting adjustments resulting from the transaction.

Calculation of Adjusted EBITDA. Fortune and FDI shall cause the Company's outside accountant to calculate Adjusted EBITDA during the Test Period and shall provide a written explanation of such calculation, in such detail and with such accompanying documentation as Common Stock Sellers reasonably may request, to Common Stock Sellers on or before August 15, 2006. Fortune's calculation of Adjusted EBITDA shall be final and binding upon the parties unless Common Stock Sellers object to such calculation within thirty (30) days following the receipt thereof, in which case Fortune and Common Stock Sellers shall exercise their respective best efforts to resolve such dispute within thirty (30) days of Common Stock Sellers' objection.

Dispute Resolution. If Fortune and Common Stock Sellers are unable to agree on a final calculation of Adjusted EBITDA within this thirty (30) day period, then (the "Arbitrating Accounting Firm") shall make a final determination. In such case, each of Fortune and Common Stock Sellers shall inform the Arbitrating Accounting Firm of their respective calculations of Adjusted EBITDA, and each shall be granted the opportunity to provide to the Arbitrating Accounting Firm verbal and written explanations of their respective calculations. The Arbitrating Accounting Firm shall be instructed to complete its analysis and calculations within thirty (30) days of its engagement. The determination of the Arbitrating Accounting Firm shall be in writing with an explanation in reasonable detail of the basis for its decision. Such determination of the Arbitrating Accounting Firm shall be final and binding upon the parties. The fees of the Arbitrating Accounting Firm shall be paid by the non-prevailing party in any such dispute, as determined by the Arbitrating Accounting Firm. Any deposit required by the Arbitrating Accounting Firm shall be paid initially by FDI, but if Fortune prevails in such dispute, Common Stock Sellers shall reimburse FDI for the deposit. The period for exercise of the put options and call options shall be postponed if application of the foregoing dispute

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resolution mechanism extends beyond September 30, 2006, in which case the thirty
(30) day exercise period shall begin on the date that is ten (10) days following the date of final resolution of such dispute and shall continue until and including the date that is forty (40) days following the date of final resolution.

Maintenance of Economic Structure of Put and Call Options. It is the intent of the parties that the put option and the call option rights provided for in this Agreement, and the relative rights associated therewith, shall be appropriately adjusted so as to maintain the economic structure contemplated by the parties as set forth herein, should there occur any event that otherwise would cause dilution or anti-dilution, such as a stock split, reverse stock split or other such event.

Location of FDI Stock Certificates. Pending the exercise of the put and call options provided for in this Agreement or the expiration of the exercise period (including any extensions) for such put and call options without exercise thereof, Common Stock Sellers shall maintain all of the FDI Stock in an account at the downtown Indianapolis office of Merrill Lynch.

Notices. All notices or other communications permitted or required under this Agreement shall be in writing and shall be sufficiently given if and when hand delivered to the persons set forth below or if sent by documented overnight delivery service or registered or certified mail, postage prepaid, return receipt requested, or by facsimile, receipt acknowledged, addressed as set forth below or to such other person or persons and/or at such other address or addresses as shall be furnished in writing by any party hereto to the others. Any such notice or communication shall be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefore in all other cases.
To Common Stock Sellers:

Norman G. Wolcott, Jr.
Post Office Box 646
Crawfordsville, Indiana  47933

Norman G. Wolcott, Sr. and Norman G. Wolcott, Jr.,
Co-Trustees of the Norman G. Wolcott Sr. and Lucile H. Wolcott
Revocable Trust of 1995
Post Office Box 646
Crawfordsville, Indiana  47933


With a copy to:

Richard J. Thrapp
Ice Miller
One American Square
Box 82001
Indianapolis, IN 46202

To Fortune:

Carter Fortune
6809 Corporate Drive
Indianapolis, IN 46278

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With a copy to:

Robert J. Milford
Drewry Simmons Pitts & Vornehm, LLP
8888 Keystone Crossing, Suite 1200
Indianapolis, IN 46240
Fax: (317) 580-4855

To FDI:

Fortune Diversified Industries, Inc.
Attention:  Carter Fortune
6809 Corporate Drive
Indianapolis, IN 46278

With a copy to:

Robert J. Milford
Drewry Simmons Pitts & Vornehm, LLP
8888 Keystone Crossing, Suite 1200
Indianapolis, IN 46240
Fax: (317) 580-4855


Assignment. No party shall assign this Agreement or delegate any of their rights or obligations hereunder, without prior written consent of the other parties except that Fortune may assign his rights and obligations hereunder to Fortune Diversified Industries, Inc. in the event of his death or incapacity.

Amendment, Modification and Waiver. The parties may amend or modify this Agreement in any respect. Any such amendment, modification, extension or waiver shall be in writing and signed by all parties hereto.

Governing Law. This Agreement is made pursuant to, and shall be construed and enforced in accordance with, the laws of the State of Indiana (and United States federal law, to the extent applicable), irrespective of the principal place of business, residence or domicile of the parties hereto, and without giving effect to otherwise applicable principles of conflicts of law.

Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original; and any person may become a party hereto by executing a counterpart hereof, but all of such counterparts together shall be deemed to be one and the same instrument.

Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the put and call rights and supersedes all prior agreements and understandings.


[Signature page follows]


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         IN WITNESS WHEREOF, each of the parties hereto has duly executed this
Agreement all as of the date first above written.

                                          NORMAN G. WOLCOTT, SR. AND
                                          LUCILE H. WOLCOTT REVOCABLE
                                          TRUST OF 1995


_______________________________           By: ________________________________
Carter Fortune                                Norman G. Wolcott, Jr., Co-Trustee

FORTUNE DIVERSIFIED INDUSTRIES, INC.


By:  _________________________________    ____________________________________
     Carter Fortune, CEO                  Norman G. Wolcott, Jr.



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